September 30, 2019

Judith F. Marks
President and Chief Executive Officer
Otis Worldwide Corporation
One Carrier Place
Farmington, CT 06032

       Re: Otis Worldwide Corporation
           Amendment No. 1 to
           Draft Registration Statement on Form 10
           Submitted September 16, 2019
           CIK No. 0001781335

Dear Ms. Marks:

       We have reviewed your September 16, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 29, 2019 letter.

Amended Draft Registration Statement Submitted September 16, 2019

General

1. We note your risk factor disclosure that if the Court of Chancery of the State of Delaware dismisses an action for lack of jurisdiction, the action may be brought in the federal court for the District of Delaware. This is inconsistent with your disclosure in the Description of Otis Capital Stock that if no state court located within the State of Delaware has jurisdiction over a specified claim, the sole and exclusive forum for the claim will be the federal district court for the District of Delaware. Please reconcile this disclosure and clarify whether your exclusive forum provision requires a claim under the Securities Act or Exchange Act to be dismissed in state court prior to bringing the claim in federal court.
      If so, please explain why you believe this is consistent with Section 27 of the Exchange
 Judith F. Marks
Otis Worldwide Corporation
September 30, 2019
Page 2
         Act which creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
       You may contact Effie Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameJudith F. Marks                              Sincerely,
Comapany NameOtis Worldwide Corporation
                                                               Division of
Corporation Finance
September 30, 2019 Page 2                                      CF Office of
Manufacturing
FirstName LastName